EXHIBIT 99.1

Brookfield Infrastructure Reports Strong Second Quarter Results as FFO Increases 30%

BROOKFIELD, News, Aug. 03, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2022.

“We generated record financial results during the second quarter, with strong cash flows from our base business given the essential nature of our investments and the highly regulated or contracted revenue frameworks they operate under,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “It was a very successful quarter as we continued to execute on our asset rotation strategy. In the past several weeks, we committed $1.9 billion across two marquee European companies and agreed to sell four mature assets for total proceeds of nearly $900 million. We will once again exceed our annual investment deployment target and thus our financial results should remain strong and well ahead of last year.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2022	2021	2022	2021
Net income[2]	$176	$352	$246	$542
– per unit[3,4]	$0.13	$0.41	$0.12	$0.59
FFO[5]	$513	$394	$1,006	$825
– per unit[6]	$0.67	$0.56	$1.31	$1.18

Brookfield Infrastructure reported net income of $176 million for the three-month period ended June 30, 2022 compared to $352 million in the prior year. After removing the impact of disposition gains recognized on our capital recycling program in the current and comparable period, net income increased $200 million relative to last year. Current year results benefited from the contribution associated with recent acquisitions and organic growth across our base business, as well as a mark-to-market gain on our foreign currency hedging program.

Funds from operations (FFO) for the second quarter was the highest in our partnership’s history totaling $513 million, increasing 30% relative to the comparable period. Organic growth was robust at 10%, reflecting the benefits of elevated inflation levels impacting tariffs. Results were further supported by the significant contribution from over $3 billion of equity deployed in new investments over the last 12 months.

Segment Performance

All of our segments had a strong quarter, with midstream improving the most from the prior year. The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited[1]	2022	2021	2022	2021
FFO by segment
Utilities	$188	$190	$355	$356
Transport	199	173	384	335
Midstream	170	60	366	206
Data	60	60	118	120
Corporate	(104)	(89)	(217)	(192)
FFO[5]	$513	$394	$1,006	$825

FFO from our utilities segment was in-line with the prior year at $188 million. Results benefited from inflation indexation, the commissioning of approximately $500 million of capital into the rate base during the last 12 months and the contribution from two Australian utility acquisitions completed this year. Interest expense across our Brazilian assets increased by $25 million compared with the prior year as a result of higher rates and incremental debt, as we executed a $1 billion financing to fund a deferred consideration payment related to our regulated gas transmission operation. After removing the impact of additional financing costs, FFO increased by 12% over the same period last year. Prior year results also included contributions from our U.K. smart meter portfolio and the North American district energy platform that we sold last year.

Our transport segment continues to experience elevated demand as global supply chains remain constrained. FFO was $199 million for the quarter, an increase of 15% compared with the prior year. Across our global toll road portfolio, FFO was up 16%, driven by inflationary increases on tariffs and an 8% increase in traffic levels. At our diversified terminal operations, performance continues to benefit from higher rates, congestion surcharges and the contribution from our U.S. liquefied natural gas (LNG) export terminal, which commissioned a sixth commercial liquefaction train earlier in the year. Performance has also remained strong at our rail networks, with inflationary increases on our tariffs offsetting softer volumes and the impact of foreign exchange.

Our midstream segment generated $170 million of FFO, nearly triple the prior year results primarily due to the acquisition of our diversified Canadian midstream operation. Same store results were favorably impacted by the robust commodity price environment and higher utilization of our existing infrastructure compared to the prior year.

FFO from our data segment was consistent with the prior year at $60 million. Strong underlying growth from additional points of presence, incremental megawatts commissioned, and inflationary price escalators were offset by the impact of foreign exchange.

Update on Strategic Initiatives

We have had a very successful first half of the year with respect to new investment activity, which has put us on track to nearly double our annual new investment target of $1.5 billion. To date we have deployed approximately $700 million across two Australian utilities and have secured three additional acquisitions in the utilities and data segments for a further capital commitment of $2.1 billion.

  Uniti Group Ltd. – Uniti provides wholesale and retail telecommunications services in Australia. Total Brookfield equity required for the investment is estimated to be $850 million (BIP’s share – approximately $200 million). We have received shareholder and court approvals and the transaction is expected to close in early August.

  HomeServe PLC – HomeServe provides subscription-based, recurring home repair policies for homeowners covering critical infrastructure inside the home across North America and Europe. It also offers installation and repair of residential heating, ventilation and air conditioning (HVAC), as well as an online platform to match contractors with end clients. On a standalone basis, the business is compelling due to its leading market position, attractive subscription economics and inflation protection mechanisms. We are particularly excited about the growth prospects for this business as it will complement our well-established North American residential infrastructure business, as well as our growth stage residential infrastructure investments in the U.K. and Germany. The total equity investment required is approximately $5 billion (BIP’s share – approximately $1.3 billion) and the acquisition is expected to close during Q4.

  German telecom towers – In July, we agreed to acquire a 51% interest in a €17.5 billion German tower portfolio alongside another institutional investor. This marquee portfolio of approximately 36,000 telecom towers in Germany and Austria was acquired from Deutsche Telekom (DT), Europe’s largest telecom operator. DT will retain a 49% stake in the assets and continue to be an anchor customer under a 30-year master service agreement. The German tower market is attractive because it has lagged other large economies on national digitalization but is now growing quickly. We expect significant organic growth in this portfolio from inflation indexation, built-to-suit tower rollouts and new lease ups from network densification efforts. In addition, there are opportunities to use this large-scale portfolio to consolidate smaller portfolios of towers in Europe. The total Brookfield equity investment is expected to be $2.5 billion (BIP’s share is approximately $600 million).

In the past several weeks, we have made significant progress on our asset recycling strategy, securing nearly $900 million of proceeds from the sale of four mature businesses at attractive valuations. For the balance of the year, we have three additional sale processes underway that combined are expected to generate $1.5 billion of proceeds that will be used to fund future acquisitions.

Board of Directors Update

Brookfield Infrastructure announces the retirement of John Fees, effective yesterday, August 2, 2022. Mr. Fees has served on the board of the general partner of Brookfield Infrastructure Partners since 2013 and the board of Brookfield Infrastructure Corporation since its formation in 2020. Mr. Fees also served on the Corporation’s Governance & Nominating Committee, including a period as Chair of the Committee.

“On behalf of the Board, I would like to thank John for his stewardship over the past nine years,” said Anne Schaumburg, Brookfield Infrastructure’s board chair. “We greatly value his contributions and we wish him well in his retirement.”

Brookfield Infrastructure is pleased to announce the appointment of a new independent director, Suzanne Nimocks, to the Board of the general partner of Brookfield Infrastructure Partners and to the board of Brookfield Infrastructure Corporation, also effective yesterday, August 2, 2022. Ms. Nimocks brings over 30 years of leadership and consulting experience. She was formerly a director with McKinsey & Company, where she led the firm’s global organization, risk management and electric power and renewables practices. In addition, Ms. Nimocks possesses diverse board leadership experience across industries and geographies, including her current membership on the boards of Ovinitiv Inc., a leading North American energy producer, and Owens Corning, a global building and construction materials leader.

Anne Schaumburg stated, “It is our privilege to welcome Ms. Nimocks to the BIP and BIPC boards. We look forward to gaining her extensive senior leadership, strategic consulting and diverse board experience.”

As a result of these changes to the board of directors, independent director John Mullen will be stepping off the board of the general partner of Brookfield Infrastructure Partners but remaining on the board of BIPC, replacing John Fees as Brookfield Infrastructure’s sole “non-overlapping” director.

Distribution and Dividend Declaration

The Board of Directors of BIP has declared a quarterly distribution in the amount of $0.36 per unit, payable on September 29, 2022 to unitholders of record as at the close of business on August 31, 2022. This distribution maintains the 6% increase over the prior year but reflects an adjustment for the 3-for-2 unit and share split that took place in June 2022. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.36 per share, also payable on September 29, 2022 to shareholders of record as at the close of business on August 31, 2022.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein. Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $750 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Sebastien Bouchard	Stephen Fukuda
Vice President, Communications	Vice President, Corporate Development & Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5129
Email: sebastien.bouchard@brookfield.com	Email: stephen.fukuda@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2022 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at www.brookfield.com/infrastructure.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BI29199682e89f4f478a930bfbc9a37e32. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/y3c83sf3.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 12 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC Exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month period ended June 30, 2022 were 458.0 million and 458.0 million (2021 – 443.3 million and 443.2 million).
  On June 10, 2022, Brookfield Infrastructure completed a three-for-two stock split of BIP units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders will receive an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the stock split. All historical per unit/share disclosures have been adjusted to effect for the change in units due to the stock split.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 10 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month period ended June 30, 2022 were 771.1 million and 771.1 million (2021: 697.6 million and 697.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2022	Dec. 31, 2021

Assets
Cash and cash equivalents	$1,301	$1,406
Financial assets	413	477
Property, plant and equipment and investment properties	38,115	39,310
Intangible assets and goodwill	22,476	23,193
Investments in associates and joint ventures	5,183	4,725
Deferred income taxes and other	6,411	4,850
Total assets	$73,899	$73,961

Liabilities and partnership capital
Corporate borrowings	$3,489	$2,719
Non-recourse borrowings	26,899	26,534
Financial liabilities	2,148	3,240
Deferred income taxes and other	15,324	15,077

Partnership capital
Limited partners	5,419	5,702
General partner	29	31
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,282	2,408
Exchangeable units/shares[1]	1,378	1,454
Perpetual subordinated notes	293	—
Interest of others in operating subsidiaries	15,720	15,658
Preferred unitholders	918	1,138
Total partnership capital	26,039	26,391
Total liabilities and partnership capital	$73,899	$73,961
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC Exchangeable LP units and Exchange LP units

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, except per unit information, unaudited	2022	2021	2022	2021

Revenues	$3,681	$2,663	$7,092	$5,346
Direct operating costs	(2,712)	(1,925)	(5,218)	(3,740)
General and administrative expense	(108)	(96)	(229)	(191)
	861	642	1,645	1,415
Interest expense	(469)	(362)	(878)	(717)
Share of (loss) earnings from associates and joint ventures	(34)	10	20	77
Mark-to-market on hedging items	169	(15)	137	20
Other income	52	1,317	87	1,344
Income before income tax	579	1,592	1,011	2,139
Income tax (expense) recovery
Current	(180)	(74)	(300)	(168)
Deferred	26	(212)	8	(252)
Net income	425	1,306	719	$1,719
Non-controlling interest of others in operating subsidiaries	(249)	(954)	(473)	(1,177)
Net income attributable to partnership	$176	$352	$246	$542

Attributable to:
Limited partners	$70	$192	$76	$281
General partner	60	51	120	101
Non-controlling interest
Redeemable partnership units held by Brookfield	29	79	32	116
Exchangeable units/shares[1]	17	30	18	44
Basic and diluted earnings per unit attributable to:
Limited partners[2]	$0.13	$0.41	$0.12	$0.59
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC Exchangeable LP units and Exchange LP units
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2022 were 458.0 million and 458.0 million, respectively (2021 – 443.3 million and 443.2 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2022	2021	2022	2021

Operating Activities
Net income	$425	$1,306	$719	$1,719
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	76	(10)	146	(18)
Depreciation and amortization expense	552	492	1,096	961
Mark-to-market on hedging items, provisions and other	(200)	(1,254)	(179)	(1,348)
Deferred income tax (recovery) expense	(26)	212	(8)	252
Change in non-cash working capital, net	(93)	(182)	(305)	(276)
Cash from operating activities	734	564	1,469	1,290

Investing Activities
Net proceeds from (investments in):
Operating assets	—	2,539	(42)	2,443
Associates	59	—	(396)	412
Long-lived assets	(723)	(402)	(1,313)	(723)
Financial assets	55	(101)	19	24
Net settlements of foreign exchange contracts	25	(18)	24	(17)
Cash (used by) from investing activities	(584)	2,018	(1,708)	2,139

Financing Activities
Distributions to limited and general partners	(354)	(305)	(711)	(608)
Net borrowings (repayments):
Corporate	379	373	818	(391)
Subsidiary	751	450	1,393	623
Deposit repaid to parent	(200)	(744)	—	(344)
Net preferred units redeemed	—	—	(243)	—
Preferred units issued	—	—	—	194
Partnership units issued	4	3	8	6
Net capital provided to non-controlling interest and other	(1,270)	(2,253)	(1,158)	(2,498)
Cash (used by) from financing activities	(690)	(2,476)	107	(3,018)

Cash and cash equivalents
Change during the period	$(540)	$106	$(132)	$411
Cash reclassified as held for sale	(30)	—	(30)	(6)
Impact of foreign exchange on cash	(98)	29	57	3
Balance, beginning of period	1,969	1,140	1,406	867
Balance, end of period	$1,301	$1,275	$1,301	$1,275

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three month period ended June 30		For the six month period ended June 30
US$ millions, unaudited	2022	2021	2022	2021

Net income	$425	$1,306	$719	$1,719
Add back or deduct the following:
Depreciation and amortization	552	492	1,096	961
Share of loss (earnings) from investments in associates and joint ventures	34	(10)	(20)	(77)
FFO contribution from investments in associates and joint ventures[1]	215	174	421	359
Deferred tax (recovery) expense	(26)	212	(8)	252
Mark-to-market on hedging items	(169)	15	(137)	(20)
Gain on disposition of subsidiaries, associates and joint ventures[2]	(75)	(1,372)	(75)	(1,448)
Other expense[3]	75	95	94	175
Consolidated Funds from Operations	$1,031	$912	$2,090	$1,921
FFO Attributable to non-controlling interests[4]	(518)	(518)	(1,084)	(1,096)
FFO	$513	$394	$1,006	$825
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Gains on disposition of subsidiaries, associates and joint ventures are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2022	2021	2022	2021

Earnings per limited partnership unit[1]	$0.13	$0.41	$0.12	$0.59
Add back or deduct the following:
Depreciation and amortization	0.43	0.39	0.85	0.79
Deferred taxes and other items	0.11	(0.24)	0.34	(0.20)
FFO per unit[2]	$0.67	$0.56	$1.31	$1.18
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2022 were 458.0 million and 458.0 million, respectively (2021 – 443.3 million and 443.2 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2022 were 771.1 million and 771.1 million, respectively (2021: 697.6 million and 697.6 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation
Reports Second Quarter 2022 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.36 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 29, 2022 to shareholders of record as at the close of business on August 31, 2022. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units, and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to thoroughly review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and funds from operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported net income of $842 million for the three-month period ended June 30, 2022, compared to $65 million in the prior year. Current quarter earnings benefited from $759 million of incremental revaluation gains on our Shares that are classified as liabilities under IFRS. Additionally, earnings benefited from organic growth and a reduction in deferred income taxes as the prior year included a non-recurring expense related to a future increase in the U.K. tax rate. The prior year also included a gain on the sale of our U.K. smart meters portfolio.

FFO of $116 million for the quarter was largely in-line with the prior year. The current quarter benefited from capital commissioned into rate base, higher connections activity at our U.K. regulated distribution business, inflationary tariff increases and the acquisition of our Australian regulated utility earlier this year. These benefits were offset by an increase in financing costs resulting from higher rates and incremental borrowings, as well as an increase in the base management fee following growth in our market capitalization.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and Shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines), the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. FFO includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 17 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2022	Dec. 31, 2021

Assets
Cash and cash equivalents	$512	$469
Accounts receivable and other	485	448
Due from Brookfield Infrastructure	558	1,093
Property, plant and equipment	4,467	4,803
Intangible assets	2,846	2,687
Investments in associates	419	—
Goodwill	516	489
Deferred tax asset and other	231	97
Total assets	$10,034	$10,086

Liabilities and Equity
Accounts payable and other	$640	$605
Loans payable to Brookfield Infrastructure	131	131
Exchangeable and class B shares	4,222	4,466
Non-recourse borrowings	4,473	3,556
Financial liabilities	—	995
Deferred tax liabilities and other	1,646	1,757

Equity
Equity in net assets attributable to the Partnership	(1,963)	(2,127)
Non-controlling interest	885	703
Total equity	(1,078)	(1,424)
Total liabilities and equity	$10,034	$10,086

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2022	2021	2022	2021

Revenues	$479	$416	$940	$815
Direct operating costs	(131)	(142)	(265)	(286)
General and administrative expenses	(17)	(10)	(37)	(20)
	331	264	638	509

Interest expense	(143)	(68)	(245)	(131)
Share of earnings (losses) from investments in associates	2	—	(4)	—
Remeasurement of exchangeable and class B shares	656	(103)	259	(276)
Mark-to-market and other (expense) income	(5)	145	96	121
Income before income tax	841	238	744	223
Income tax (expense) recovery
Current	(110)	(51)	(200)	(104)
Deferred	111	(122)	82	(140)
Net income (loss)	$842	$65	$626	$(21)

Attributable to:
Partnership	$673	$(43)	$300	$(221)
Non-controlling interest	169	108	326	200

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2022	2021	2022	2021

Operating Activities
Net income (loss)	$842	$65	$626	$(21)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	15	—	21	—
Depreciation and amortization expense	54	70	108	145
Mark-to-market on hedging items and other	28	(141)	(54)	(120)
Remeasurement of exchangeable and class B shares	(656)	103	(259)	276
Deferred income tax (recovery) expense	(111)	122	(82)	140
Change in non-cash working capital, net	60	16	(5)	(61)
Cash from operating activities	232	235	355	359

Investing Activities
Disposal of subsidiaries, net of cash disposed	—	817	—	817
Investments in associates	—	—	(455)	—
Purchase of long-lived assets, net of disposals	(140)	(101)	(253)	(196)
Purchase of financial assets	—	(76)	(71)	(76)
Cash (used by) from investing activities	(140)	640	(779)	545

Financing Activities
Distributions to non-controlling interest	(117)	(175)	(136)	(281)
Proceeds from borrowings, net of repayments	426	(202)	1,570	(174)
Net capital provided to non-controlling interest and other	—	(283)	—	(283)
Settlement of deferred consideration	(1,037)	—	(1,037)	—
Cash (used by) from financing activities	(728)	(660)	397	(738)

Cash and cash equivalents
Change during the period	$(636)	$215	$(27)	$166
Impact of foreign exchange on cash	(71)	31	70	12
Balance, beginning of period	1,219	124	469	192
Balance, end of period	$512	$370	$512	$370

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2022	2021	2022	2021

Net Income (loss)	$842	$65	$626	$(21)
Add back or deduct the following:
Depreciation and amortization	54	70	108	145
Share of (earnings) losses from investments in associates	(2)	—	4	—
FFO contribution from investments in associates[1]	15	—	20	—
Deferred income tax (recovery) expense	(111)	122	(82)	140
Mark-to-market on hedging items and foreign currency revaluation	19	15	(82)	25
Gain on disposition of subsidiaries	—	(175)	—	(175)
Other expenses[2]	18	16	31	31
Remeasurement of exchangeable and class B shares	(656)	103	(259)	276
Dividends classified as interest expense and interest expense on intercompany loans	40	36	80	72
Consolidated Funds from Operations	219	252	446	493
FFO attributable to non-controlling interests[3]	(103)	(134)	(228)	(271)
FFO	$116	$118	$218	$222
  FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method
  Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
   Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to the partnership.